Mail Stop 3651

October 16, 2006

Gerald T. Aaron
Secretary
Lone Star Steakhouse & Saloon, Inc.
224 East Douglas, Suite 700
Wichita, Kansas 67202

RE: **Lone Star Steakhouse & Saloon, Inc.**
      Revised Schedule 14A filed on October 5, 2006
      File No. 000-19907

Dear Mr. Aaron:

        We have reviewed your responses to the comments in our letter dated October 2, 2006 and have the following additional comments. Please note that all references to page numbers correspond to the marked version provided by counsel.

Preliminary Proxy Statement

Background of the Transactions, page 18

1. Please send us a copy of the complaint discussed in the first paragraph on page 24.

Reasons for the Transactions, page 24

2. We note your response to prior comment five but reissue it. Your current disclosure revolves around reasons considered for approving the transactions. Please include a list of the reasons the board considered for not approving the transactions. If it did not consider any, so state.

3. We note your response to prior comment 6 but reissue it. Please revise your disclosure to discuss in the relationship between the sale/leaseback alternative and the decrease in the company's market capitalization in greater detail. Also, please quantify the size of your real estate holdings in this section.

<u>Premiums Paid, page 39</u>

4. We reissue prior comment 10. We note your response.

<u>Closing</u>

      Please amend the preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Please contact Messeret Nega at (202) 551-3316 with any questions or you may reach me at (202) 551-3750.

                  Sincerely,

                  Max A. Webb
                  Assistant Director

cc: Michael R. Neidell
       Olshan Grundman Frome Rosenzweig & Wolosky LLP
       (212) 451-2222